Exhibit 99.5

Restricted Stock Unit Agreement – Non-employee Director	MTS SYSTEMS CORPORATION ID: 41-0908057 14000 Technology Drive Eden Prairie, MN 55344

«First» «MI» «Last» «Address» «M_2nd_Line» «City» «Rg» «Postal_code»	Award Number: Plan: ID:	«Number» 2017 «ID»

As a Non-employee Director of MTS SYSTEMS CORPORATION (the Company), you have been granted Restricted Stock Units (“Units”) of the common stock of the Company pursuant to Section 7.8 of the Company’s 2017 Stock Incentive Plan (the “Plan”), subject to restrictions on your right to transfer the Units as provided in the Plan and the Uniform Terms and Conditions Applicable to Non-employee Director Restricted Stock Unit Grants, adopted by the Board of Directors, which are incorporated herein.

Date of Grant of Restricted Stock Units:	[DATE]

Number of Restricted Stock Units:	[NUMBER]

The value of a Unit, based on the value of the common stock of the Company on the date of grant:	[SHARE PRICE]

By accepting this grant via this website, you and the Company agree that the Units evidenced by this Restricted Stock Unit Agreement are subject to the following:

A.   This Agreement and the Shares issuable hereunder are governed by all the terms, provisions and conditions set forth in the Company’s 2017 Stock Incentive Plan and by Uniform Terms and Conditions Applicable to Non-employee Director Restricted Stock Unit Grants, including the right to dividend equivalents on such Units and the right to elect to defer receipt of the Shares upon vesting under the terms of the Company’s Executive Deferred Compensation Plan (2005 Restatement), as amended.

B.   All restrictions shall lapse on the date of the next regular annual shareholder meeting following the date of grant, if you continue to serve as a director of the Company through such annual meeting. A pro-rata portion of the Units shall vest if you cease to be a director of the Company prior to the date that the restrictions would otherwise lapse.

C.   All restrictions shall lapse upon or immediately prior to the occurrence of a Change in Control to the extent set forth in the Uniform Terms and Conditions Applicable to Non-employee Director Restricted Stock Unit Grants.

D.   Any Units you elect to defer under the Deferred Compensation Plan shall be subject to the terms and conditions of the Plan and the Deferred Compensation Plan after the date of deferral.

E.   The Company may amend or terminate the Plan and this Agreement at any time, provided that no such action shall impair any rights that have accrued at the time of amendment or termination without your consent.

YOU MUST ACCEPT THIS GRANT WITHIN 60 DAYS OF THE GRANT DATE. IF YOU DO NOT, THIS AWARD MAY BE WITHDRAWN. ONCE WITHDRAWN, THIS GRANT MAY NO LONGER BE AVAILABLE.

«Grant_date»
MTS SYSTEMS CORPORATION	Date

UNIFORM TERMS AND CONDITIONS APPLICABLE TO NON-EMPLOYEE DIRECTOR RESTRICTED STOCK UNIT GRANTS UNDER THE MTS SYSTEMS CORPORATION 2017 STOCK INCENTIVE PLAN

Pursuant to the authority set forth in Section 7.8 of the MTS Systems Corporation 2017 Stock Incentive Plan (the “Plan”), the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) adopts the following terms and conditions to apply to any and all awards of Restricted Stock Units granted under the Plan to Non-employee Directors (the “Participant”) in addition to the terms set forth in the Plan (Section references are to Sections of the Plan):

1.    The terms and conditions set forth below govern the issuance to the Participant of the number of units (“Units”), which represent the right to receive shares of MTS Common Stock, $.25 par value per share (the “Shares”) set forth in a separate Notice of Grant of Restricted Stock Units (the “Notice”), and, subject to the election as provided in Paragraph 6, the issuance of Shares upon the vesting of the Units.  This document and the Notice constitute the Restricted Stock Unit Agreement.

2.    The Units will vest on the date of the next regular annual shareholder meeting following the date of grant, if the Participant continues to serve as a director of MTS through such annual meeting (known as the “Restriction Period”). In the event that the Participant ceases to be a director due to death or disability during the Restriction Period, all restrictions will immediately lapse (Section 7.1(f)). In the event that the Participant ceases to be a director for reasons other than death or disability during the Restriction Period, a pro-rata portion of the Units shall vest, based on the number of calendar days since the date of grant over 365 days, rounded to the nearest whole Unit; all Units that are not vested as previously described shall be forfeited to MTS without payment therefore.

3.    Notwithstanding Paragraph 2 above, all Units that have not vested in accordance with the Notice shall immediately fully (100%) vest upon the occurrence of a Change in Control (as defined in the Plan) provided that the terms of the agreements effectuating the Change in Control do not provide for the assumption or substitution of the Units (Section 11.2).

4.    Prior to the vesting of the Units described in Paragraphs 2 and 3 above, MTS shall pay the Participant a cash amount (the “Dividend Equivalent”) equal to the amount of any dividend or similar distribution in cash paid to holders of with respect to one Share of MTS Common Stock, times the number of Units set forth in the Notice.  Such Dividend Equivalent shall be paid as soon as practicable after the date of payment of the amount to the stockholders of MTS.

5.    Unless the Participant make an election as provided in Paragraph 6, no later than 30 days from the date of vesting as to any Units, MTS shall make a book entry of the issuance of such Shares to the Participant on MTS’s stock records in settlement of the Participant’s rights to Units under this Agreement. Upon the request of the Participant, MTS shall deliver to the Participant certificated Shares representing the number of vested Shares in certificated form as requested.

6.    The Participant may, in accordance with the provisions under the MTS Systems Corporation Executive Deferred Compensation Plan (2005 Restatement), as amended (the “Deferred Compensation Plan”), elect to defer part or all of the Units granted under the Notice (rounded to the nearest whole Unit), and if such an election is made, issuance of Shares for such Units shall be deferred as of the date such Units otherwise vest as provided above.  From and after the date of deferral, the issuance of Shares shall be governed solely by the terms of the Plan and the Deferred Compensation Plan, and the terms of this Agreement shall cease and be of no further force and effect. Except as provided in this Paragraph 6 or under the terms of the Deferred Compensation Plan, no payment or issuance of Shares shall be subject to deferral.

7.    Until Shares are issued in settlement of the vested Units in accordance with Paragraph 5 or under the terms of the Deferred Compensation Plan, the Participant will not be deemed for any purpose to be, or have rights as, a shareholder of MTS, or to exercise, directly or by proxy, voting rights with respect to the Shares issuable prior to or concurrent with the vesting of the Units.  From and after the date of settlement, the Participant shall have all rights and privileges of any other shareholder with respect to the Shares issued in settlement of the vested Units.

8.    MTS may make an equitable adjustment in the number of Units that have not vested in the event of any change in the capital structure of MTS, including but not limited to such changes as stock dividends or stock splits (Section 3.4).  Any additional Units issued to the Participant as a result of any of the foregoing events shall continue to be subject to the terms set forth herein to the same extent as the Units giving rise to the right to receive such additional Units.

9.    Nothing in this Agreement shall modify or reduce the rights or discretions of the Committee set forth in the Plan, including but not limited to amending the terms and conditions of any Award consistent with Section 12.3.

10.  Prior to the issuance or the deferral of Units as set forth above, the Units shall represent an unfunded promise to issue Shares in the future and Participant shall have no rights other than as a general creditor of MTS with respect to the issuance of Shares.  Except as otherwise provided in Section 7.1(h), a Participant shall not sell, transfer, pledge, assign or otherwise encumber any of the Units, whether voluntarily, involuntarily or by operation of law. Any purported transfer, pledge or encumbrance of such Units shall be void and unenforceable against MTS, and no purported transferee shall acquire any right or interest with respect to the Shares as a result.

11.  Nothing in this Agreement shall be construed as constituting a commitment, guaranty, agreement or understanding of any kind or nature that MTS or its shareholders will retain the services of the Participant as a Non-employee Director, and this Agreement shall not affect in any way the right of MTS or its shareholders, or the Participant to end the services as a Non-employee Director at any time or for any reason in accordance with the procedures governing such termination, without any liability except as set forth in this Agreement.

12.  The Committee shall exercise any authority and discretion in the interpretation of this Agreement in accordance with the terms of the Plan.  Prior to the deferral of any Units as provided in Paragraph 6, this Agreement is intended to be exempt from the requirements of Section 409A of the Code and shall be construed and interpreted in accordance with such intent.  Any provision of this Agreement that would fail to satisfy the exemption for a short-term deferral for purposes of Section 409A of the Code shall be amended to so comply on a timely basis.

13.  The Participant must accept this award of Restricted Stock Units within 60 days of the grant date set forth in the Notice. Failure to accept the award by logging in to the E*Trade website and formally accepting the award may result in the withdrawal of the award. Once withdrawn, the award may no longer be available to the Participant.

▪     Except to the extent specifically provided in this Agreement, this award shall be subject to and governed by the terms and conditions of the Plan, which shall be incorporated as though fully set forth herein. The foregoing terms and conditions shall remain in effect until further modified by action of the Committee, either in the form of a modification of these terms and conditions or by a written term or condition set forth in any individual award approved by the Committee subsequent to the date of adoption of these terms and conditions, provided that no change shall adversely affect any accrued right of the Participant without the Participant’s written consent.